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                                            [LOGO OF WELLS FARGO ADVATAGE FUNDS]
                                               Wells Fargo Funds Management, LLC
                                                   525 Market Street, 12th Floor
                                                                   MAC A0102-120
                                                         San Francisco, CA 94105

                                                                January 20, 2010

                                                     Writer's Direct Dial Number
                                                                    415-947-4612

VIA EDGAR
Ms. Linda Stirling, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

     Re: Wells Fargo Funds Trust (the "Trust") (Registration Nos. 333-74295; 811-09253) on behalf of certain Wells Fargo Advantage Money Market Funds (the "Funds")

Dear Ms. Stirling:

     In connection with the registration of the Trust under the Investment Company Act of 1940 (the "1940 Act"), and the issuance of securities by it under the Securities Act of 1933 (the "1933 Act"), and pursuant to 17 C.F.R. 230.485(a) (1), we are transmitting herewith for filing Post-Effective Amendment No. 146 to the Trust's Registration Statement under the 1933 Act and Amendment No. 147 under the 1940 Act on Form N-1A.

     This Post-Effective Amendment No. 146 is being filed pursuant Rule 485(a) under the 1933 Act in order to comply with the requirements of the Enhanced Disclosures and New Prospectus Delivery Option for Registered Open-end Investment Companies Release (Release Nos. 33-8998;) IC-28584; File No. S7-28-07), and to include a summary section at the front of the Funds' prospectuses. We are also introducing three new Funds to the Trust and establishing new classes of shares for certain existing Funds.

     We are requesting an effective date of April 5, 2010, seventy five days after filing pursuant to Rules 485(a)(1) for the new classes of shares and 485(a)(2) for the three new series of the Trust.

     If you have any questions or require additional information to assist you in your review of this filing, please contact the undersigned at (415) 947-4612.

                                                  Very truly yours,

                                                  /s/ Karin Brotman
                                                  ------------------------------
                                                  Karin Brotman
                                                  Senior Counsel